UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Month of November 2026

Commission File Number: 001-37827

TRITON INTERNATIONAL LIMITED (Exact name of registrant as specified in its charter)
Victoria Place, 5th Floor, 31 Victoria Street, Hamilton HM 10, Bermuda
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F☒   Form 40-F☐

References in this Report on Form 6-K to the “Company,” “Triton,” “we,” “us” and “our” refer to Triton International Limited and, where appropriate, its consolidated subsidiaries. Where the context requires, these terms may refer only to one or more of Triton International Limited’s subsidiaries, and not to Triton International Limited itself or Triton International Limited and its consolidated subsidiaries as a whole.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report on Form 6-K (the "Quarterly Report") of Triton International Limited contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that involve substantial risks and uncertainties. In addition, we, or our executive officers on our behalf, may from time to time make forward-looking statements in reports and other documents we file with the Securities and Exchange Commission (the "SEC"), or in connection with oral statements made to the press, potential investors or others. All statements, other than statements of historical facts, including statements regarding our strategy, future operations, future financial position, future revenues, future costs, prospects, plans and objectives of management are forward-looking statements. The words "expect," "estimate," "anticipate," "predict," "believe," "think," "plan," "will," "should," "intend," "seek," "potential" and similar expressions and variations are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond Triton's control. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements. These factors include, without limitation, economic, business, competitive, market and regulatory conditions and the following:

•decreases in the demand for leased containers;
•decreases in market leasing rates for containers;
•difficulties in re-leasing containers after their initial fixed-term leases;
•our customers' decisions to buy rather than lease containers;
•increases in the cost of repairing and storing our off-hire containers;
•our dependence on a limited number of customers and suppliers;
•customer defaults;
•decreases in the selling prices of used containers;
•extensive competition in the container leasing industry;
•risks stemming from the international nature of our businesses, including global and regional economic conditions and geopolitical risks, including international conflicts;
•decreases in demand for international trade;
•risks resulting from the political and economic policies of the United States and other countries, particularly China, including but not limited to, the impact of trade wars, duties and tariffs;
•disruption to our operations from failures of, or attacks on, our information technology systems;
•disruption to our operations as a result of natural disasters or public health crises;
•compliance with laws and regulations globally;
•risks related to the ownership of Triton by Brookfield Infrastructure, including the potentially divergent interests of our sole common shareholder and the holders of our outstanding indebtedness and preference shares, and our reliance on certain corporate governance exemptions, and that as a foreign private issuer we are not subject to the same disclosure requirements as a U.S. domestic issuer;
•the availability and cost of capital;
•restrictions imposed by the terms of our debt agreements;
•our ability to successfully complete, integrate and benefit from acquisitions and dispositions;
•changes in tax laws in Bermuda, the United States and other countries; and
•other risks and uncertainties, including those listed under Part II, "Risk Factors" in this Quarterly Report and in the other documents we file with the SEC from time to time.

The foregoing list of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere. Any forward-looking statements made in this Quarterly Report are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Triton or its businesses or operations. Except to the extent required by applicable law, we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

ITEM 1. CONSOLIDATED FINANCIAL STATEMENTS
TRITON INTERNATIONAL LIMITED
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)
(Unaudited)

	September 30, 2026	December 31, 2025
ASSETS:
Leasing equipment, net of accumulated depreciation of $3,290,948 and $3,595,069	$6,426,875	$7,275,964
Net investment in sales-type leases	1,314,370	1,680,588
Equipment held for sale	161,534	164,785
Revenue earning assets	7,902,779	9,121,337
Cash and cash equivalents	35,203	40,323
Restricted cash	93,255	106,984
Accounts receivable, net of allowances of $2,346 and $2,504	186,930	201,064
Goodwill	236,665	236,665
Other assets	52,004	51,586
Fair value of derivative instruments	104,105	56,461
Total assets	$8,610,941	$9,814,420
LIABILITIES AND SHAREHOLDERS' EQUITY:
Equipment purchases payable	$140,436	$3,353
Fair value of derivative instruments	—	2,610
Deferred revenue	81,960	117,774
Accounts payable and other accrued expenses	142,608	129,178
Net deferred income tax liability	401,393	408,748
Debt, net of unamortized costs	5,351,273	6,567,078
Total liabilities	6,117,670	7,228,741
Shareholders' equity:
Preferred shares, $0.01 par value, at liquidation preference	1,055,000	880,000
Common shares, $0.01 par value, 210,000,000 shares authorized, 101,158,891 shares issued and outstanding	1,012	1,012
Undesignated shares, $0.01 par value, 47,800,000 and 54,800,000 shares authorized, no shares issued and outstanding	—	—
Additional paid-in capital (deficit)	957,917	892,620
Accumulated earnings	381,558	767,038
Accumulated other comprehensive income (loss)	97,784	45,009
Total shareholders' equity	2,493,271	2,585,679
Total liabilities and shareholders' equity	$8,610,941	$9,814,420
The accompanying Notes to the Unaudited Consolidated Financial Statements are an integral part of these statements.

TRITON INTERNATIONAL LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Revenues:
Operating lease revenues	$254,465	$297,717	$810,755	$930,877
Sales-type lease revenues	22,210	29,754	78,616	82,467
Management fee revenues	9,106	6,367	20,700	13,412
Total revenues	285,781	333,838	910,071	1,026,756

Equipment trading revenues	25,443	16,943	66,299	45,269
Equipment trading expenses	(23,868)	(16,297)	(63,672)	(43,275)
Trading margin	1,575	646	2,627	1,994

Net gain (loss) on sale of leasing equipment	48,789	3,167	49,368	21,722

Operating expenses:
Depreciation and amortization	77,994	89,233	254,506	296,961
Direct operating expenses	14,268	15,765	48,796	45,348
Administrative expenses	26,682	31,426	79,143	79,839
Provision (reversal) for doubtful accounts	151	(2)	895	2,504
Total operating expenses	119,095	136,422	383,340	424,652
Operating income (loss)	217,050	201,229	578,726	625,820
Other (income) expenses:
Interest and debt expense	55,566	69,860	185,081	196,880
Other (income) expense, net	207	267	5	(5)
Total other (income) expenses	55,773	70,127	185,086	196,875
Income (loss) before income taxes	161,277	131,102	393,640	428,945
Income tax expense (benefit)	20,517	13,773	40,772	41,119
Net income (loss)	$140,760	$117,329	$352,868	$387,826
Less: dividends on preferred shares	19,169	15,888	56,522	46,520
Net income (loss) attributable to common shareholder	$121,591	$101,441	$296,346	$341,306

The accompanying Notes to the Unaudited Consolidated Financial Statements are an integral part of these statements.

TRITON INTERNATIONAL LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Net income (loss)	$140,760	$117,329	$352,868	$387,826
Other comprehensive income (loss), net of tax:
Change in derivative instruments designated as cash flow hedges	47,787	(1,477)	69,861	(26,470)
Reclassification of (gain) loss on derivative instruments designated as cash flow hedges	(5,351)	(8,547)	(16,265)	(24,266)
Foreign currency translation adjustment	(38)	(249)	(821)	476
Other comprehensive income (loss), net of tax	42,398	(10,273)	52,775	(50,260)
Comprehensive income	$183,158	$107,056	$405,643	$337,566
Less:
Dividend on preferred shares	19,169	15,888	56,522	46,520
Comprehensive income attributable to common shareholder	$163,989	$91,168	$349,121	$291,046

Tax (benefit) provision on change in derivative instruments designated as cash flow hedges	$351	$11	$566	$(213)
Tax (benefit) provision on reclassification of (gain) loss on derivative instruments designated as cash flow hedges	$(101)	$(183)	$(320)	$(541)
The accompanying Notes to the Unaudited Consolidated Financial Statements are an integral part of these statements.

TRITON INTERNATIONAL LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands, except share amounts)
(Unaudited)

	Preferred Shares		Common Shares		Add'l Paid in Capital (Deficit)	Accumulated Earnings	Accumulated Other Comprehensive Income (Loss)	Total Equity
	Shares	Amount	Shares	Amount
Balance as of December 31, 2025	35,200,000	$880,000	101,158,891	$1,012	$892,620	$767,038	$45,009	$2,585,679
Preferred shares issued	7,000,000	175,000	—	—	(5,943)	—	—	169,057
Net income (loss)	—	—	—	—	—	106,444	—	106,444
Other comprehensive income (loss)	—	—	—	—	—	—	3,648	3,648
Contributed capital from Parent for executive compensation	—	—	—	—	1,250	—	—	1,250
Deemed distributions to Parent(1)	—	—	—	—	—	(74)	—	(74)
Dividend to Parent	—	—	—	—	—	(200,000)	—	(200,000)
Preferred shares dividend declared	—	—	—	—	—	(18,184)	—	(18,184)
Balance as of March 31, 2026	42,200,000	$1,055,000	101,158,891	$1,012	$887,927	$655,224	$48,657	$2,647,820
Preferred shares issued	—	—	—	—	(157)	—	—	(157)
Net income (loss)	—	—	—	—	—	105,664	—	105,664
Other comprehensive income (loss)	—	—	—	—	—	—	6,729	6,729
Contributed capital from Parent for executive compensation	—	—	—	—	1,250	—	—	1,250
Deemed distributions to Parent(1)	—	—	—	—	—	(1)	—	(1)
Preferred shares dividend declared	—	—	—	—	—	(19,169)	—	(19,169)
Balance as of June 30, 2026	42,200,000	$1,055,000	101,158,891	$1,012	$889,020	$741,718	$55,386	$2,742,136
Net income (loss)	—	—	—	—	—	140,760	—	140,760
Other comprehensive income (loss)	—	—	—	—	—	—	42,398	42,398
Contributed capital from Parent for executive compensation	—	—	—	—	1,250	—	—	1,250
Deemed distributions to Parent(1)	—	—	—	—	—	(94)	—	(94)
Dividend to Parent	—	—	—	—	—	(135,211)	—	(135,211)
Distributions to Parent	—	—	—	—	—	(346,446)	—	(346,446)
Gain on TCF IX Disposition	—	—	—	—	67,647	—	—	67,647
Preferred shares dividend declared	—	—	—	—	—	(19,169)	—	(19,169)
Balance as of September 30, 2026	42,200,000	$1,055,000	101,158,891	$1,012	$957,917	$381,558	$97,784	$2,493,271

	Preferred Shares		Common Shares		Add'l Paid in Capital (Deficit)	Accumulated Earnings	Accumulated Other Comprehensive Income (Loss)	Total Equity
	Shares	Amount	Shares	Amount
Balance as of December 31, 2024	29,200,000	$730,000	101,158,891	$1,012	$(304,274)	$2,289,072	$93,343	$2,809,153
Preferred shares issued	6,000,000	150,000	—	—	(5,440)	—	—	144,560
Net income (loss)	—	—	—	—	—	144,773	—	144,773
Other comprehensive income (loss)	—	—	—	—	—	—	(23,846)	(23,846)
Contributed capital from Parent for executive compensation	—	—	—	—	960	—	—	960
Adjustment related to Treasury shares	—	—	—	—	1,203,220	(1,203,220)	—	—
Distributions to Parent	—	—	—	—	(5,668)	(510,638)	—	(516,306)
Dividend to Parent	—	—	—	—	—	(150,000)	—	(150,000)
Preferred shares dividend declared	—	—	—	—	—	(14,267)	—	(14,267)
Balance as of March 31, 2025	35,200,000	$880,000	101,158,891	$1,012	$888,798	$555,720	$69,497	$2,395,027
Preferred shares issued	—	—	—	—	(296)	—	—	(296)
Net income (loss)	—	—	—	—	—	125,724	—	125,724
Other comprehensive income (loss)	—	—	—	—	—	—	(16,141)	(16,141)
Contributed capital from Parent for executive compensation	—	—	—	—	960	—	—	960
Deemed distributions to Parent(1)	—	—	—	—	—	(4,644)	—	(4,644)
Preferred shares dividend declared	—	—	—	—	—	(15,888)	—	(15,888)
Balance as of June 30, 2025	35,200,000	$880,000	101,158,891	$1,012	$889,462	$660,912	$53,356	$2,484,742
Net income (loss)	—	—	—	—	—	117,329	—	117,329
Other comprehensive income (loss)	—	—	—	—	—	—	(10,273)	(10,273)
Contributed capital from Parent for executive compensation	—	—	—	—	2,990	—	—	2,990
Contributions from Parent	—	—	—	—	—	15	—	15
Preferred shares dividend declared	—	—	—	—	—	(15,888)	—	(15,888)
Balance as of September 30, 2025	35,200,000	$880,000	101,158,891	$1,012	$892,452	$762,368	$43,083	$2,578,915
(1)    Represents expenses paid on behalf of Parent.
The accompanying Notes to the Unaudited Consolidated Financial Statements are an integral part of these statements.

TRITON INTERNATIONAL LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
(Unaudited)

	Nine Months Ended September 30,
	2026	2025
Cash flows from operating activities:
Net income (loss)	$352,868	$387,826
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	254,506	296,961
Amortization of deferred debt cost and other debt related amortization	14,813	11,386
Other non-cash compensation costs	3,750	4,910
Net (gain) loss on sale of leasing equipment	(49,368)	(21,722)
Deferred income taxes	20,872	15,694
Changes in operating assets and liabilities:
Accounts receivable, net	(6,043)	2,162
Deferred revenue	(35,814)	(51,090)
Accounts payable and other accrued expenses	(20,574)	11,971
Equipment sold (purchased) for resale activity	81	(31,696)
Cash received (paid) for settlement of interest rate swaps	4,511	(2,137)
Cash collections on sales-type lease receivables, net of sales-type lease revenue recognized	109,497	100,421
Other assets	(6,262)	(749)
Net cash provided by (used in) operating activities	642,837	723,937

Cash flows from investing activities:
Purchases of leasing equipment and investments in sales-type leases	(324,196)	(270,626)
Proceeds from sale of equipment, net of selling costs	200,844	195,642
Proceeds from the Tank Sale, net of selling costs(1)	158,822	—
Proceeds from the TCF IX Disposition, net of $48,787 restricted cash sold(1)	194,919	—
Purchase of assets in connection with the GCI Acquisition(1)	—	(743,653)
Other	(781)	214
Net cash provided by (used in) investing activities	229,608	(818,423)

Cash flows from financing activities:
Issuance of preferred shares, net of underwriting discount	168,900	144,264
Debt issuance costs	(15,112)	(7,084)
Borrowings under debt facilities	3,286,276	1,714,910
Payments under debt facilities and finance lease obligations	(3,695,739)	(1,534,262)
Dividends paid on preferred shares	(56,522)	(46,043)
Restricted cash balance transferred as part of equity distribution of TCF VIII(1)	—	(25,903)
Dividends and distributions to Parent	(579,097)	(154,629)
Net cash provided by (used in) financing activities	(891,294)	91,253
Net increase (decrease) in cash, cash equivalents and restricted cash	$(18,849)	$(3,233)
Cash, cash equivalents and restricted cash, beginning of period	147,307	169,716
Cash, cash equivalents and restricted cash, end of period	$128,458	$166,483
Supplemental disclosures:
Interest paid	$170,647	$183,156
Income taxes paid (refunded)	$43,489	$16,102
Non-cash operating activities:
Right-of-use assets obtained in exchange for new operating lease liabilities	$2,190	$406
Non-cash investing activities:
Equipment purchases payable	$140,436	$15,264
Non-cash consideration received in connection with the TCF IX Disposition(1)	$102,730	$—
Non-cash financing activities:
Non-cash consideration distributed in connection with the TCF IX Disposition(1)	102,730	—
Equity distribution of TCF VIII to Parent including restricted cash balance of $25.9 million(1)	$—	$516,306
Debt transferred with the TCF IX Disposition and GCI Acquisition, respectively(1)	$806,963	$284,878
(1)     For additional information, refer to Note 2 - "Recent Developments, Acquisitions, and Other Transactions".
The accompanying Notes to the Unaudited Consolidated Financial Statements are an integral part of these statements.

TRITON INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Description of the Business and Basis of Presentation

Description of the Business and Basis of Presentation

Triton International Limited ("Triton" or the "Company"), through its subsidiaries, leases intermodal transportation equipment, primarily maritime containers, and provides maritime container management services through a worldwide network of service subsidiaries, third-party depots and other facilities. The majority of the Company's business is derived from leasing its containers to shipping line customers through a variety of long-term and short-term contractual lease arrangements. The Company also sells containers from its equipment leasing fleet as well as containers specifically acquired for resale from third parties. Triton also manages the leasing and selling of container fleets owned by other parties, for which it receives management fees. The Company's registered office is located in Bermuda.

Basis of Presentation

The unaudited consolidated financial statements and accompanying notes include the accounts of the Company and its subsidiaries and have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") for interim financial information. Accordingly, these financial statements do not include all information and footnotes required by GAAP for complete financial statements.

The unaudited interim financial statements have been prepared on a basis consistent with the Company's annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments necessary to state fairly the Company's financial position, results of operations, comprehensive income, shareholders' equity, and cash flows for the periods presented. The Consolidated Balance Sheet as of December 31, 2025, included herein, was derived from the audited financial statements as of that date, but does not include all disclosures required by GAAP. The consolidated results of operations for the three and nine months ended September 30, 2026 are not necessarily indicative of the results to be expected for the fiscal year ending December 31, 2026 or for any other future annual or interim period.

These financial statements should be read in conjunction with the Company's audited consolidated financial statements and notes thereto as of and for the year ended December 31, 2025 included in the Company's Annual Report on Form 20-F which was filed with the Securities and Exchange Commission (the "SEC") on February 20, 2026. The unaudited consolidated financial statements include the accounts of the Company and subsidiaries in which it has a controlling interest, and variable interest entities of which the Company is the primary beneficiary. All significant intercompany balances and transactions have been eliminated in consolidation. Certain reclassifications have been made to the accompanying prior period financial statements and notes to conform to the current year's presentation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities in the financial statements. Such estimates include, but are not limited to, the Company's estimates in connection with leasing equipment, including residual values and depreciable lives, values of assets held for sale and other long-lived assets, provision for income tax, allowance for doubtful accounts, components of compensation, goodwill and intangible assets. Actual results could differ from those estimates.

Effective January 1, 2026, the Company increased the residual value of its chassis equipment. The impact of this change on depreciation expense was a decrease of $0.6 million and $1.8 million for the three and nine months ended September 30, 2026, respectively.

Concentration of Credit Risk

The Company's equipment leases and trade receivables subject it to potential credit risk. The Company extends credit to its customers based upon an evaluation of each customer's financial condition and credit history. Evaluations of the financial condition and associated credit risk of customers are performed on an ongoing basis. As a percent of its lease billings, the Company's three largest customers accounted for 21%, 19%, and 13% for the nine months ended September 30, 2026 and 19%, 19%, and 14% for the nine months ended September 30, 2025.

TRITON INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Fair Value Measurements

For information on the fair value of debt and derivative instruments, refer to Note 6 - "Debt" and Note 7 - "Derivative Instruments", respectively.

Recently Adopted Accounting Standards

Financial Instruments - Credit Losses

ASU No. 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which was issued in July 2025, provides a practical expedient related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606. The guidance is effective for annual periods beginning after December 15, 2025 and interim periods within those annual periods with early adoption permitted. The Company adopted ASU 2025-05 in the first quarter of 2026 on a prospective basis and it had no impact on the Company's Consolidated Financial Statements.

Recently Issued Accounting Standards Not Yet Adopted

Expense Disaggregation Disclosures

ASU No. 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses ("ASU 2024-03"), which was issued in November 2024, and ASU No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date ("ASU 2025-01"), which was issued in January 2025, require disclosure in the notes to the financial statements of disaggregated information about certain costs and expenses that are included in expense line items on the face of the income statement. The requirements of ASU 2024-03, as clarified by ASU 2025-01, are effective for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact, if any, that the adoption of this standard will have on its Consolidated Financial Statements and disclosures.

Hedge Accounting Improvements

ASU No. 2025-09, Derivatives and Hedging (Topic 815): Hedge Accounting Improvements, which was issued in November 2025, introduces targeted improvements to better align hedge accounting with risk management activities. The guidance is effective for annual periods beginning after December 15, 2026, including interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact, if any, that the adoption of this standard will have on its Consolidated Financial Statements and disclosures.

Internal-Use Software

ASU No. 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Recognition and Disclosure of Software Cost, was issued in September 2025 to remove the prescriptive “project stage” model for software development and require capitalization of software costs once management has authorized and committed to funding the project and it is probable the project will be completed and used as intended. The guidance is effective for fiscal years beginning after December 15, 2027, including interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact, if any, that the adoption of this standard will have on its Consolidated Financial Statements and disclosures.

TRITON INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Note 2 - Recent Developments, Acquisitions, and Other Transactions

Tank Sale

On July 27, 2026, the Company sold substantially all of its tank container portfolio and assigned the related lease agreements to the purchaser (the "Tank Sale"). As of the closing date, the tank portfolio represented approximately 1% of the Company's container and chassis fleet on a CEU basis. The transaction was accounted for as an asset sale. The Company received proceeds of $158.8 million, net of selling costs, and recognized a gain on sale of $37.2 million net of an $8.9 million tax impact.

Managed Portfolio Transactions

On July 1, 2026, the Company sold all of its equity interests in Triton Container Finance IX LLC (“TCF IX”), a special purpose securitization subsidiary of the Company, to Tradewind Bermuda Holdings Limited (“TBHL”), a joint venture controlled by Brookfield Corporation, the Company's ultimate parent (the “TCF IX Disposition”). As of the closing date, TCF IX had revenue earning assets of $1.0 billion and total indebtedness of $0.8 billion. The proceeds from the sale, comprised of $243.7 million in cash and a $102.7 million promissory note, were distributed to Thanos Holdings Limited ("Parent"), and the gain of $67.6 million representing consideration received in excess of the carrying value of the Company's equity interests was recorded as an increase to additional paid-in capital as the TCF IX Disposition is considered a transaction between entities under common control.

In 2025, the Company distributed its equity interest in Triton Container Finance VIII LLC ("TCF VIII"), a special purpose securitization subsidiary of the Company, to Parent, which subsequently contributed TCF VIII to TBHL (the “TCF VIII Distribution” and, together with the TCF IX Disposition, the “Managed Portfolio Transactions”).

Following the Managed Portfolio Transactions, the Company continues to manage the containers in the TCF VIII and TCF IX securitization portfolios, and receives management fees for these services. These arrangements are considered related party transactions.

GCI Acquisition

In 2025, the Company completed the acquisition of Global Container International LLC (“GCI”), a Bermuda-domiciled container leasing company (the "GCI Acquisition"). For additional information on the GCI Acquisition, refer to Note 3 - "Acquisitions and Other Transactions" in the Company's Annual Report on Form 20-F which was filed with the SEC on February 20, 2026.

Note 3 - Other Compensation Costs

Long-Term Cash Incentive Plan

Under the Company's Long-Term Cash Incentive Plan ("LTIP") the Company grants long-term cash incentive awards with specified target values to certain employees and consultants of the Company, subject to the participant's continued service with the Company. Payouts of these awards are based on changes in the Company’s valuation, plus cumulative cash dividends and return of capital distributions made by the Company, from the grant date to the vesting date. At each reporting period subsequent to the grant date, changes in the award's aggregate target value are recognized as compensation expense based on the portion of vesting or service period lapsed from the grant date through the reporting date.

The following table summarizes awards that have been granted under the Company's LTIP:

		Award Vesting
Grant Date	Aggregate Target Value as of September 30, 2026	Date	Weighting	Date	Weighting
February 2026	$11.1 million	—	—	January 15, 2029 (1)	100%
February 2025	$14.2 million	January 15, 2027	25%	January 15, 2028	75%
February 2024	$16.4 million (2)	January 15, 2026	50%	January 15, 2027	50%
(1) No partial vesting for the 2026 tranche.
(2) $8.7 million of the 2024 tranche was paid to participants in 2026.

TRITON INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The Company recognized compensation expense for LTIP awards of $3.2 million and $4.8 million for the three months ended September 30, 2026 and 2025, respectively, and $9.6 million and $9.1 million for the nine months ended September 30, 2026 and 2025, respectively, in Administrative expenses on the Consolidated Statements of Operations. The three and nine months ended September 30, 2025 included $2.7 million of incremental compensation expense related to an increase in the Company's valuation as of September 30, 2025 and the acceleration of vesting of LTIP awards in connection with the separation of certain employees at the end of 2025. In February 2026, an additional tranche of LTIP awards was issued to participants, resulting in an increase in compensation expense recognized for the three and nine months ended September 30, 2026.

Long-Term Incentive Awards

Pursuant to a long-term incentive program established by Brookfield Infrastructure, certain senior executives of the Company have been granted incentive units (the "Incentive Units") which vest in five equal annual installments on each of the first five anniversaries of the closing of the Merger between Triton and Brookfield Infrastructure that occurred on September 28, 2023, subject to the participants' continued employment or service. As of September 30, 2026, the total number of Incentive Units granted under the long-term incentive program was 1,000.

The Company recognizes compensation expense for the Incentive Units on a straight line basis over the five year vesting period based on the estimated fair value of the awards. Changes in the fair value of the awards at each reporting date are recognized as compensation expense based on the portion of the vesting or service period lapsed from the grant date through the reporting date.

As of September 30, 2026, the estimated fair value of the Incentive Units awards was $25.0 million. The Company recognized compensation expense of $1.3 million and $3.0 million for the three months ended September 30, 2026 and 2025, respectively, and $3.8 million and $4.9 million for the nine months ended September 30, 2026 and 2025, respectively, in Administrative expenses on the Consolidated Statements of Operations. These amounts are reflected as Contributed capital from Parent on the Consolidated Statements of Shareholders’ Equity. Payment obligations, if any, are the responsibility of Brookfield Infrastructure.

Note 4 - Other Equity Matters

On July 1, 2026, the Company sold its equity interest in TCF IX, and the proceeds from the sale were distributed to Parent. For additional information on the TCF IX Disposition, refer to Note 2 - "Recent Developments, Acquisitions, and Other Transactions".

TRITON INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Preference Shares

The following table summarizes the Company's preference share issuances as of September 30, 2026 (each, a "Series"):

Preference Share Series	Issuance	Liquidation Preference (in thousands)	# of Shares(1)
Series A 8.50% Cumulative Redeemable Perpetual Preference Shares ("Series A")	March 2019	$86,250	3,450,000
Series B 8.00% Cumulative Redeemable Perpetual Preference Shares ("Series B")	June 2019	143,750	5,750,000
Series C 7.375% Cumulative Redeemable Perpetual Preference Shares ("Series C")	November 2019	175,000	7,000,000
Series D 6.875% Cumulative Redeemable Perpetual Preference Shares ("Series D")	January 2020	150,000	6,000,000
Series E 5.75% Cumulative Redeemable Perpetual Preference Shares ("Series E")	August 2021	175,000	7,000,000
Series F 7.625% Cumulative Redeemable Perpetual Preference Shares ("Series F")	February 2025	150,000	6,000,000
Series G 7.500% Cumulative Redeemable Perpetual Preference Shares ("Series G")	January 2026	$175,000	7,000,000
		$1,055,000	42,200,000
(1)     Represents number of shares authorized, issued, and outstanding.

Triton's preference shares are listed on the New York Stock Exchange.

On January 12, 2026, the Company completed a public offering of the Series G Preference Shares and received $168.9 million in aggregate net proceeds after deducting underwriting discounts and offering expenses of $6.1 million. The net proceeds from the sale of the Series G Preference Shares were used for general corporate purposes.

Each Series of preference shares may be redeemed at the Company’s option, at any time after approximately five years from original issuance, in whole or in part at a redemption price, plus an amount equal to all accumulated and unpaid dividends, whether or not declared. The Company may also redeem each Series of preference shares prior to the expiration of the five year period upon the occurrence of certain events as described in each instrument, such as (i) a Change of Control Triggering Event (as defined for each Series), (ii) for Series E, F and G, a Rating Agency Event (as defined for such series) and for series F and G, a Change of Control (as defined for such series). If the Company does not elect to redeem a Series upon the occurrence of a Change of Control Triggering Event for such series, holders may have the right to convert their preference shares into common shares in certain circumstances.

Holders of preference shares generally have no voting rights. If the Company fails to pay dividends for six or more quarterly periods (whether or not consecutive), holders of each Series of preference shares, voting together as a class, will be entitled to elect two additional directors to the Board of Directors and the size of the Board of Directors will be increased to accommodate such election. Such right to elect two directors will continue until such time as there are no accumulated and unpaid dividends in arrears.

Dividends

Dividends on each preference share Series are cumulative from the date of original issue and are payable quarterly in arrears on the 15th day of March, June, September and December of each year, when, as and if declared by the Company's Board of Directors. Dividends are payable equal to the stated rate per annum of the $25.00 liquidation preference per share. All Series rank senior to the Company's common shares with respect to dividend rights and rights upon the Company's liquidation, dissolution or winding up, whether voluntary or involuntary.

TRITON INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The Company paid the following quarterly dividends on its issued and outstanding Series (in millions except for the per-share amounts):

	Three Months Ended September 30,				Nine Months Ended September 30,
	2026		2025		2026		2025
Series	Per Share Payment	Aggregate Payment	Per Share Payment	Aggregate Payment	Per Share Payment	Aggregate Payment	Per Share Payment	Aggregate Payment
A(1)	$0.53	$1.8	$0.53	$1.8	$1.59	$5.4	$1.59	$5.4
B	$0.50	$2.9	$0.50	$2.9	$1.50	$8.7	$1.50	$8.7
C(1)	$0.46	$3.2	$0.46	$3.2	$1.38	$9.6	$1.38	$9.6
D(1)	$0.43	$2.6	$0.43	$2.6	$1.29	$7.8	$1.29	$7.8
E(1)	$0.36	$2.5	$0.36	$2.5	$1.08	$7.6	$1.08	$7.6
F(1)(2)	$0.48	$2.9	$0.48	$2.9	$1.44	$8.7	$1.17	$6.9
G(1)(3)	$0.47	$3.2	—	—	$1.27	$8.7	—	—
Total		$19.1		$15.9		$56.5		$46.0
(1)     Per share payments rounded to the nearest whole cent.
(2)     Issued in February 2025.
(3)     Issued in January 2026.

As of September 30, 2026, the Company had cumulative unpaid preference share dividends of $3.2 million.

Note 5 - Leases

Lessee

The Company leases office facilities under various cancellable and non-cancellable operating leases, most of which provide extension or early termination options. The Company's lease agreements do not contain any residual value guarantees or material restrictive covenants.

The following table summarizes the impact of the Company's leases on its financial statements (in thousands):

Balance Sheet	Financial statement caption	September 30, 2026	December 31, 2025
Right-of-use asset - operating	Other assets	$10,341	$9,935
Lease liability - operating	Accounts payable and other accrued expenses	$13,583	$13,356

		Three Months Ended September 30,		Nine Months Ended September 30,
Income Statement	Financial statement caption	2026	2025	2026	2025
Operating lease cost(1)	Administrative expenses	$910	$786	$2,504	$2,332
(1)    Includes short-term leases that are immaterial.

Cash paid for amounts included in the measurement of lease liabilities included in operating cash flows was $2.4 million and $2.3 million for the nine months ended September 30, 2026 and 2025, respectively.

The following table includes supplemental information related to the Company's operating leases:

September 30, 2026
Weighted-Average Remaining Lease Term	7.1 years
Weighted-Average Discount Rate	5.49%

TRITON INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Lessor

Operating Leases

As of September 30, 2026, the Company has deferred revenue balances related to upfront payments received in return for reduced lease rates during the lease term. These amounts will be amortized into revenue as follows (in thousands):

Years ending December 31,
2026 (Remaining 3 Months)	$6,306
2027	17,043
2028	15,392
2029	13,837
2030	8,426
2031 and thereafter	20,956
Total	$81,960

Sales-type Leases

The following table summarizes the components of the net investment in sales-type leases (in thousands):

	September 30, 2026	December 31, 2025
Contractual lease payment receivable(1)	$1,811,967	$2,353,538
Implicit interest income(2)	(497,597)	(672,950)
Net investment in sales-type leases(3)	$1,314,370	$1,680,588
(1)    The contractual lease payment receivable is reduced as billed to customers and reclassified to accounts receivable until paid by customers.
(2)     There were no unamortized initial direct costs as of September 30, 2026 and December 31, 2025.
(3)    One major customer represented 92% and 93% of the Company's sales-type lease portfolio as of September 30, 2026 and December 31, 2025, respectively. No other customer represented more than 10% of the Company's sales-type lease portfolio in each of those periods.

The Company’s sales-type lease portfolio customers are primarily large international shipping lines. In its estimate of expected credit losses, the Company evaluates the overall credit quality of its sales-type lease portfolio. The Company considers an account past due when a payment has not been received in accordance with the terms of the related lease agreement and maintains allowances, if necessary, for doubtful accounts. These allowances are based on, but not limited to, historical experience which includes stronger and weaker economic cycles, each lessee's payment history, management's current assessment of each lessee's financial condition, consideration of current economic conditions and reasonable market forecasts.

TRITON INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Note 6 - Debt

The table below summarizes the Company's key terms and carrying value of debt as of the periods indicated:

	September 30, 2026				December 31, 2025
	Outstanding Borrowings (in thousands)	Contractual Weighted Avg Interest Rate	Maturity Range		Outstanding Borrowings (in thousands)
			From	To
Secured Debt Financings
Securitization ("ABS") term instruments	$1,560,472	3.59%	February 2028	February 2035	$2,023,819
Securitization warehouse	70,000	5.40%	November 2032	November 2032	260,000
Total secured debt financings	1,630,472				2,283,819
Unsecured Debt Financings
Senior notes	1,800,000	3.85%	June 2031	February 2033	1,800,000
Credit facility:
Revolving credit tranche	662,000	5.15%	August 2031	August 2031	960,000
Term loan tranche	1,082,900	5.15%	August 2031	August 2031	1,564,800
Commercial paper	216,000	4.33%	October 2026	November 2026	—
Total unsecured debt financings	3,760,900				4,324,800
Total debt financings	$5,391,372				$6,608,619
Unamortized debt costs	(36,433)				(39,373)
Unamortized debt premium & discounts	(3,666)				(2,168)
Debt, net of unamortized costs	$5,351,273				$6,567,078

Securitization Term Instruments

Under the Company's ABS facilities, indirect wholly owned subsidiaries of the Company enter into debt agreements for ABS term instruments, including ABS notes. These subsidiaries are intended to be bankruptcy remote so that such assets are not available to creditors of the Company or its affiliates until and unless the related secured borrowings have been fully discharged. These transactions do not meet accounting requirements for sales treatment and are recorded as secured borrowings.

The Company’s borrowings under the ABS facilities amortize in monthly installments, typically over five or more years. These facilities provide for an advance rate against the net book values of designated eligible equipment. The net book values for purposes of calculating eligible equipment is determined according to the related debt agreement and may be different than those calculated per GAAP. The Company is required to maintain restricted cash balances on deposit in designated bank accounts equal to nine months of interest expense on certain securitized term instruments.

The Company maintains irrevocable standby letters of credit to satisfy the restricted cash balance requirements equal to nine months of interest expense on certain of the ABS facilities. As of September 30, 2026, the current value of the standby letters of credit for the Company's ABS facilities was $27.0 million.

On July 1, 2026, the Company completed the TCF IX Disposition, resulting in a decrease in total indebtedness of approximately $807.0 million.

On May 13, 2026, the Company issued a series of securitization fixed-rate notes in the principal amount of $547.4 million at a weighted average interest rate of 5.29% and an expected maturity date of August 2035. Financing fees paid of $7.0 million were deferred. The proceeds from this issuance were primarily used to repay borrowings under the revolving credit tranche of our credit facility.

TRITON INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Securitization Warehouse

Under the Company’s Securitization warehouse facility, an indirect wholly owned subsidiary of the Company issues ABS notes. This subsidiary is intended to be bankruptcy remote so that such assets are not available to creditors of the Company or its affiliates until and unless the related secured borrowings have been fully discharged. These transactions do not meet accounting requirements for sales treatment and are recorded as secured borrowings.

The Company's Securitization warehouse facility has a maximum borrowing capacity of $1,125.0 million that is available on a revolving basis until the November 20, 2028 conversion date. The interest rate under the Securitization warehouse facility for the revolving period is daily compounded SOFR plus 1.50%. After the revolving period, borrowings will convert to term notes bearing interest at daily compounded SOFR plus 2.50% with a final maturity date of November 20, 2032.

During the revolving period, the borrowing capacity under this facility is determined by applying an advance rate against the net book values of designated eligible equipment. The net book values for purposes of calculating eligible equipment are determined according to the related debt agreement and may be different than those calculated per GAAP. The Company is required to maintain restricted cash balances on deposit in designated bank accounts equal to three months of interest expense.

Senior Notes

The Company’s senior notes are unsecured and have initial maturities ranging from seven to ten years and interest payments due semi-annually. The senior notes are prepayable (in whole or in part) at the Company's option at any time prior to the maturity date, subject to certain provisions in the senior note agreements, including the payment of a make-whole premium with respect to such prepayment.

On January 21, 2026, the Company completed a $600.0 million senior unsecured investment grade notes offering, and financing fees paid of $5.4 million were deferred. The notes offering has a contractual interest rate of 5.15% and maturity date of February 15, 2033.

Credit Facility

On August 12, 2026, the Company amended and restated its existing credit facility, which consists of a revolving credit tranche and a term loan tranche. The amendment and restatement, among other things, extended the maturity date of the credit facility to August 12, 2031, decreased the term loan tranche of the credit facility by $394.6 million to $1,105.0 million and made certain changes to the definitions and clarified select covenants in the credit facility. The size of the $2,000.0 million revolving credit tranche of the credit facility remained unchanged by the amendment and restatement. The credit facility is subject to covenants customary for financings of this type, including financial covenants that require the Company to maintain a minimum ratio of unencumbered assets to certain financial indebtedness.

The amendment and restatement of the credit facility was accounted for as a debt modification and, accordingly, financing fees paid of $2.2 million were deferred. No deferred financing costs were written off.

Commercial Paper

On March 20, 2026, the Company established a commercial paper program to issue unsecured commercial paper notes up to a maximum aggregate face or principal of $2,000.0 million, with maturities up to 397 days from the date of issue. The net proceeds from issued notes are used for refinancing of indebtedness, purchases of containers, dividends, or general corporate purposes. The revolving credit tranche of the credit facility, which is discussed above, serves as a liquidity backstop for the repayment of notes outstanding under the program. The notes rank equally with all other unsecured and unsubordinated debt. As of September 30, 2026, the Company had $216.0 million of notes outstanding under the program.

Derivative Impact on Debt

The Company hedges the risks associated with fluctuations in interest rates on a portion of its floating-rate debt by entering into interest rate swap agreements that convert a portion of its floating-rate debt to a fixed rate basis, thus reducing the impact of interest rate changes on future interest expense.

TRITON INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table summarizes the Company's outstanding fixed-rate and floating-rate debt as of September 30, 2026:

	Balance Outstanding (in thousands)	Contractual Weighted Avg Interest Rate	Maturity Range		Weighted Avg Remaining Term
			From	To
Excluding impact of derivative instruments:
Fixed-rate debt	$3,360,472	3.73%	Feb 2028	Feb 2035	4.4
Floating-rate debt(1)	$2,030,900	5.07%	Oct 2026	Nov 2032	4.4

Including impact of derivative instruments:
Fixed-rate debt	$3,360,472	3.73%
Hedged floating rate debt	1,445,500	3.70%
Total fixed and hedged floating-rate debt	4,805,972	3.72%
Unhedged floating rate debt	585,400	5.07%
Total debt financings	$5,391,372	3.84%
(1) Includes commercial paper which has a weighted average remaining term of less than three months. The Company regularly rolls its commercial paper issuances and maturities, and for the purposes of the table above, aligns the maturity with the revolving credit tranche of the credit facility, which serves as the backstop for the commercial paper program.

The fair value of total debt outstanding was $5,107.9 million and $6,455.9 million as of September 30, 2026 and December 31, 2025, respectively, and was measured using Level 1 and Level 2 inputs.

As of September 30, 2026, the maximum borrowing levels for the ABS warehouse and the revolving credit tranche of the credit facility were $1,125.0 million and $2,000.0 million, respectively. These facilities are governed by either borrowing bases or an unencumbered asset test that limits borrowing capacity. Based on those limitations, the availability under these revolving credit facilities on September 30, 2026 was approximately $914.8 million.

The Company is subject to certain financial covenants under its debt financings. As of September 30, 2026, the Company was in compliance with all financial covenants in accordance with the terms of its debt agreements.

Note 7 - Derivative Instruments

Interest Rate Swaps

The Company enters into derivative agreements to manage interest rate risk exposure. Interest rate swap agreements are utilized to limit the Company's exposure to interest rate risk by converting a portion of its floating-rate debt to a fixed-rate basis, thus reducing the impact of interest rate changes on future interest expense. Interest rate swaps involve the receipt of floating-rate amounts in exchange for fixed-rate interest payments over the lives of the agreements without an exchange of the underlying principal amounts. These swaps are designated as cash flow hedges for accounting purposes and accordingly, changes in the fair value are recorded in Accumulated other comprehensive income (loss) and are reclassified to interest and debt expense when the hedged interest payments are recognized.

The counterparties to these agreements are highly rated financial institutions. In the unlikely event that the counterparties fail to meet the terms of these agreements, the Company's exposure is limited to the interest rate differential on the notional amount at each monthly settlement period over the life of the agreements. The Company does not anticipate any non-performance by the counterparties.

Certain assets of the Company's subsidiaries may be pledged as collateral to secure interest rate derivatives. Additionally, the Company may be required to post cash collateral on certain derivative agreements if the fair value of these contracts represents a liability. Any amounts of cash collateral posted are included in Other assets on the Consolidated Balance Sheets and are presented in operating activities on the Consolidated Statements of Cash Flows. As of September 30, 2026, the Company was not required to post cash collateral on derivative instruments.

TRITON INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In July 2026, the Company entered into interest rate swaps with a notional value of $300.0 million that became effective in July 2026 and have a termination date of June 2036. These swaps were designated as cash flow hedges to fix the interest rates on a portion of the Company's floating rate debt.

During the nine month period ended September 30, 2026, the Company terminated the following interest rate swaps:

Derivative Instrument	Date Terminated	Notional Amount	Funds Received (Paid)
Interest rate swap	January 15, 2026	$150.0 million	$1.1 million
Interest rate swap	May 6, 2026	$100.0 million	$1.6 million
Interest rate swap	May 6, 2026	$300.0 million	$1.8 million

Within the next twelve months, the Company expects to reclassify $28.3 million of net unrealized and realized gains related to derivative instruments designated as cash flow hedges from Accumulated other comprehensive income (loss) into earnings.

As of September 30, 2026, the Company had derivative agreements in place to fix interest rates on a portion of the borrowings under its debt facilities with floating interest rates as summarized below:

Derivatives	Notional Amount (in millions)	Weighted Average Fixed Leg (Pay) Interest Rate	Weighted Average Remaining Term
Interest Rate Swap(1)	$1,445.5	2.45%	4.2 years
(1)    Excludes certain interest rate swaps with an effective date in a future period ("forward starting swaps"). Including these instruments will increase total notional amount by $300.0 million and increase the weighted average remaining term to 5.3 years.

The following table summarizes the impact of derivative instruments on the Consolidated Statements of Operations and the Consolidated Statements of Comprehensive Income on a pretax basis (in thousands):

		Three Months Ended September 30,		Nine Months Ended September 30,
	Financial statement caption	2026	2025	2026	2025
Designated Derivative Instruments
Realized (gains) losses	Interest and debt (income) expense	$(5,452)	$(8,730)	$(16,585)	$(24,807)
Unrealized (gains) losses	Comprehensive (income) loss	$(48,138)	$1,466	$(70,427)	$26,683

Fair Value of Derivative Instruments

The Company presents the fair value of derivative instruments on a gross basis as a separate line item on the Consolidated Balance Sheets.

The Company has elected to use the income approach to value its interest rate swap agreements, using Level 2 market expectations at the measurement date and standard valuation techniques to convert future values to a single discounted present value. The Level 2 inputs for the interest rate swap valuations are inputs other than quoted prices that are observable for the asset or liability (specifically SOFR and swap rates and credit risk at commonly quoted intervals).

Note 8 - Segment and Geographic Information

Segment Information

The Company operates its business in one industry, intermodal transportation equipment, and has two operating segments which also represent its reportable segments:
•Equipment leasing - the Company owns, leases and ultimately disposes of containers and chassis from its leasing fleet, as well as manages containers owned by other parties.
•Equipment trading - the Company purchases containers from shipping line customers, and other sellers of containers, and resells these containers to container retailers and users of containers for storage or one-way shipment. Included in the equipment trading segment revenues are leasing revenues from equipment purchased for resale that is currently on lease until the containers are dropped off.

TRITON INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
These operating segments were determined based on the chief operating decision makers' review and resource allocation of the products and services offered. The Company’s Chief Operating Decision Maker(s) ("CODM") is the senior executive team.

Most of Triton’s revenues are derived from leasing equipment to the Company's core shipping line customers. The most important driver of profitability is the extent to which leasing revenues, which are driven by the Company's owned equipment fleet size, utilization and average lease rates, exceed ownership (depreciation and interest expense) and operating costs. The Company's profitability is also driven by the gains or losses realized on the sale of used containers and the margins generated from trading new and used containers. The CODM uses leasing margin and disposal gains in the Company's equipment leasing segment and net trading margin in the equipment trading segment as the primary measures of profitability and the basis for the allocation of resources. Within the components of leasing margin, the CODM will analyze the relationship between revenue trends and certain significant expenses including storage and handling and repair costs.

The following tables summarize the Company's segment information and the consolidated totals reported (in thousands):

	Three Months Ended September 30,
	2026			2025
	Equipment Leasing	Equipment Trading	Totals	Equipment Leasing	Equipment Trading	Totals
Total revenues	$283,756	$2,025	$285,781	$332,011	$1,827	$333,838
Less:
Depreciation and amortization	77,804	190	77,994	89,044	189	89,233
Interest and debt expense	55,169	397	55,566	69,231	629	69,860
Storage and handling	11,200	—	11,200	12,406	—	12,406
Repair costs	1,755	—	1,755	2,274	—	2,274
Other operating expenses	1,313	—	1,313	1,085	—	1,085
Administrative expenses(1)	26,174	508	26,682	31,112	314	31,426
Other (income) expenses(2)	358	—	358	265	—	265
Leasing margin	$109,983	$930	$110,913	$126,594	$695	$127,289
Net trading margin	—	1,575	1,575	—	646	646
Net gain (loss) on sale of leasing equipment	48,789	—	48,789	3,167	—	3,167
Income (loss) before income taxes			$161,277			$131,102
Total assets	$8,505,380	$105,561	$8,610,941	$9,934,916	$101,178	$10,036,094
Purchases of leasing equipment and investments in sales-type leases(3)(4)	$107,560	$—	$107,560	$914,085	$—	$914,085

TRITON INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Nine Months Ended September 30,
	2026			2025
	Equipment Leasing	Equipment Trading	Totals	Equipment Leasing	Equipment Trading	Totals
Total revenues	$904,758	$5,313	$910,071	$1,021,083	$5,673	$1,026,756
Less:
Depreciation and amortization	253,954	552	254,506	296,389	572	296,961
Interest and debt expense	183,379	1,702	185,081	195,610	1,270	196,880
Storage and handling	37,923	—	37,923	33,388	—	33,388
Repair costs	6,857	—	6,857	7,424	—	7,424
Other operating expenses	4,016	—	4,016	4,536	—	4,536
Administrative expenses(1)	77,896	1,247	79,143	78,949	890	79,839
Other (income) expenses(2)	900	—	900	2,499	—	2,499
Leasing margin	$339,833	$1,812	$341,645	$402,288	$2,941	$405,229
Net trading margin	—	2,627	2,627	—	1,994	1,994
Net gain (loss) on sale of leasing equipment	49,368	—	49,368	21,722	—	21,722
Income (loss) before income taxes			$393,640			$428,945
Total assets	$8,505,380	$105,561	$8,610,941	$9,934,916	$101,178	$10,036,094
Purchases of leasing equipment and investments in sales-type leases(3)(4)	$324,196	$—	$324,196	$1,014,279	$—	$1,014,279
(1)    Certain Administrative expenses have been allocated to the equipment trading segment based on a methodology that is consistent in all the periods presented.
(2)    Other (income) expenses primarily includes the provision (reversal) for doubtful accounts, unrealized gains or losses on derivative instruments and debt termination expense.
(3)    Represents cash disbursements for purchases of leasing equipment and investments in sales-type leases as reflected in the Consolidated Statements of Cash Flows for the periods indicated, but excludes cash flows associated with the purchase of equipment held for resale.
(4)    Includes purchases of assets in connection with the GCI Acquisition.

There are no intercompany revenues or expenses between segments. Certain administrative expenses have been allocated between segments based on an estimate of services provided to each segment. A portion of the Company's equipment purchased for resale in the equipment trading segment may be leased for a period of time and is reflected as leasing equipment as opposed to equipment held for sale and the cash flows associated with these transactions are reflected as purchases of leasing equipment and proceeds from the sale of equipment in investing activities in the Company's Consolidated Statements of Cash Flows.

Geographic Segment Information

The Company generates the majority of its leasing revenues from international containers which are deployed by its customers in a wide variety of global trade routes. The majority of the Company's leasing related revenue is denominated in U.S. dollars.

The following table summarizes the geographic allocation of total leasing revenues based on customers' primary domicile (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Total revenues:
Asia	$104,260	$125,396	$336,006	$391,115
Europe	149,394	174,823	478,730	536,650
Americas	13,414	14,357	42,357	45,378
Bermuda	397	1,138	2,576	3,333
Other International	18,316	18,124	50,402	50,280
Total	$285,781	$333,838	$910,071	$1,026,756

TRITON INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Since the majority of the Company's containers are used internationally, where no one container is domiciled in one particular place for a prolonged period of time, all of the Company's long-lived assets are considered to be international.

The following table summarizes the geographic allocation of equipment trading revenues based on the location of the sale (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Total equipment trading revenues:
Asia	$6,697	$1,107	$13,322	$5,271
Europe	6,877	3,785	18,204	8,207
Americas	8,268	8,863	24,192	24,139
Bermuda	—	—	—	—
Other International	3,601	3,188	10,581	7,652
Total	$25,443	$16,943	$66,299	$45,269

Note 9 - Commitments and Contingencies

Container Equipment Purchase Commitments

As of September 30, 2026, the Company had commitments to purchase equipment in the amount of $568.0 million.

Contingencies

Legal Proceedings

The Company is party to various pending or threatened legal or regulatory proceedings arising in the ordinary course of its business. The ability to predict the ultimate outcome of such matters involves judgments, estimates and inherent uncertainties. Triton records liabilities related to legal matters when the exposure item becomes probable and can be reasonably estimated. Based upon information presently available, the Company does not expect liabilities arising from these matters to have a material adverse effect on its financial condition, results of operations, or liquidity. However, these matters are subject to inherent uncertainties and it is possible that a liability arising from these matters could have a material adverse impact in the period in which the uncertainties are resolved, depending in part on the operating results for such period.

Note 10 - Income Taxes

The Company is a Bermuda exempted company. Bermuda enacted a corporate income tax which became effective January 1, 2025. The Company and its subsidiaries are currently not within the scope of the Bermuda Corporate Income Tax Act and are not subject to income tax in Bermuda. However, the Company's subsidiaries are subject to taxation in certain foreign jurisdictions, including the U.S., in which such subsidiaries conduct business.

The following table summarizes the Company's effective tax rate:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Effective income tax rate	12.7%	10.5%	10.4%	9.6%

The Company has computed the provision for income taxes based on the estimated annual effective tax rate and the application of discrete items, if any, in the applicable period. The effective tax rates for the three and nine months ended September 30, 2026 increased compared to the same periods in 2025, primarily due to U.S. tax expense associated with the gain on the Tank Sale. For the nine months ended September 30, 2026, this increase was partially offset by tax benefits related to the purchase of energy credits recorded in the first quarter of 2026.

TRITON INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Note 11 - Related Party Transactions

On July 1, 2026, the Company completed the TCF IX Disposition, in which it sold all of its equity interests in TCF IX to TBHL, a joint venture controlled by Brookfield Corporation, the Company's ultimate parent. The proceeds of the disposition were distributed to Parent. For additional information on the TCF IX Disposition, refer to Note 2 - "Recent Developments, Acquisitions, and Other Transactions".

The Company serves as manager of the containers owned by TBHL in its securitization portfolios, which include the TCF VIII and TCF IX portfolios following the Managed Portfolio Transactions. The Company received management fees from TBHL of $9.1 million and $6.4 million for the three months ended September 30, 2026 and 2025, respectively, and $20.7 million and $13.4 million for the nine months ended September 30, 2026 and 2025, respectively.

On February 5, 2026, the Company entered into a Tax Credit Transfer Agreement to purchase $22.5 million of renewable energy tax credits from EEV TCT Holdco, Inc., a subsidiary of Geronimo Power Holdings, LLC, a Brookfield Renewable portfolio company that develops solar power plants. The Company purchased the tax credits from EEV TCT for a cash payment of $20.7 million and recorded a $1.8 million income tax benefit on the Consolidated Statement of Operations.

The Company holds a 50% interest in Antwerp Container Company ("ACC"), a container depot in Antwerp. The Company's original equity investment in ACC of $1.9 million is included in Other assets on the Consolidated Balance Sheets. The Company enters into contractual agreements with ACC in the ordinary course of business to repair equipment returned off lease and store equipment when it is not on lease. The Company also sells equipment to ACC periodically in arm’s length transactions.

The Company holds a 50% interest in Tristar Container Services (Asia) Private Limited ("Tristar"), which is primarily engaged in the selling and leasing of container equipment in the domestic and short sea markets in India. The Company's equity investment in Tristar is included in Other assets on the Consolidated Balance Sheets. The Company received payments on sales-type leases with Tristar of $0.3 million and $0.5 million for the three months ended September 30, 2026 and 2025, respectively, and $1.1 million and $1.5 million for the nine months ended September 30, 2026 and 2025, respectively. The Company has a net investment in sales-type leases with Tristar of $1.3 million and $2.2 million as of September 30, 2026 and December 31, 2025, respectively.

Note 12 - Subsequent Events

On November 3, 2026, the Company's Board of Directors approved and declared a cash dividend of $50.0 million on its issued and outstanding common shares to Parent, payable on or about November 5, 2026.

On November 3, 2026, the Company's Board of Directors approved and declared a cash dividend on its issued and outstanding preference shares, payable on December 15, 2026 or the next business day thereafter to holders of record at the close of business on December 8, 2026 as follows:

Preference Share Series	Dividend Rate	Dividend Per Share
Series A	8.500%	$0.5312500
Series B	8.000%	$0.5000000
Series C	7.375%	$0.4609375
Series D	6.875%	$0.4296875
Series E	5.750%	$0.3593750
Series F	7.625%	$0.4765625
Series G	7.500%	$0.4687500

ITEM 2.    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes and other financial information included elsewhere in this Quarterly Report on Form 6-K and with the audited consolidated financial statements included in our 2025 Annual Report on Form 20-F. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties discussed under "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in our 2025 Annual Report on Form 20-F, in this Quarterly Report on Form 6-K, as well as in the other documents we file with the Securities and Exchange Commission (the "SEC") from time to time. Our actual results may differ materially from those contained in or implied by any forward-looking statements. References in this Quarterly Report on Form 6-K to the "Company," "Triton," "we," "us" and "our" refer to Triton International Limited and, where appropriate, its consolidated subsidiaries. Where the context requires, these terms may refer only to one or more of Triton International Limited’s subsidiaries, and not to Triton International Limited itself or Triton International Limited and its consolidated subsidiaries as a whole.

Our Company

Triton is the world's largest lessor of intermodal containers with an owned and managed container fleet of approximately 7.4 million twenty-foot equivalent units ("TEU"). Intermodal containers are large, standardized steel boxes used to transport freight by ship, rail or truck. Because of the handling efficiencies they provide, intermodal containers are the primary means by which many goods and materials are shipped internationally. We also lease chassis, which are used for the transportation of containers.

We operate our business in one industry, intermodal transportation equipment, and have two business segments, which also represent our reportable segments:
•Equipment leasing - we own, lease and ultimately dispose of containers and chassis from our leasing fleet, as well as manage containers owned by other parties.
•Equipment trading - we purchase containers from shipping line customers, and other sellers of containers, and resell these containers to container retailers and users of containers for storage or one-way shipment.

Recent Developments

Director Resignation

On November 3, 2026, Benjamin Vaughan resigned from the Board of Directors of the Company (the “Board”). Mr. Vaughan intends to pursue other commitments, and his resignation is not the result of any disagreement with the Company or the Board. In connection with this resignation, the Board reduced its size from seven to six directors.

Executive Leadership Transition

Effective September 1, 2026, Brian M. Sondey transitioned from his role as Chief Executive Officer of the Company to serve as Executive Chairman of the Board. As of the same date, the Board established an Executive Office of the Company (the “Executive Office”), which is led by Mr. Sondey and also includes Michael S. Pearl, who serves as President and Chief Financial Officer, and Filip De Bruin and Juan Pablo Rivera, each of whom serves as Executive Vice President. The Executive Office oversees the day-to-day management of the Company and discharges the duties of Chief Executive Officer of the Company. Also effective September 1, 2026, Gareth Weir assumed the role of Senior Vice President, Triton Container Sales, in connection with the planned retirement of Kevin Valentine, Executive Vice President, Triton Container Sales, who will transition to Senior Advisor on December 31, 2026 and is expected to join the Board effective January 1, 2028. For additional information, see our Report on Form 6-K filed with the SEC on July 31, 2026.

Tank Sale

On July 27, 2026, we sold substantially all of our tank container portfolio and assigned the related lease agreements to the purchaser (the "Tank Sale"). As of the closing date, the tank portfolio represented approximately 1% of our container and chassis fleet on a CEU basis. The transaction was accounted for as an asset sale. We received proceeds of $158.8 million, net of selling costs, and recognized a gain on sale of $37.2 million net of an $8.9 million tax impact.

Managed Portfolio Transactions

On July 1, 2026, we sold all of our equity interests in Triton Container Finance IX LLC (“TCF IX”), a special purpose securitization subsidiary, to Tradewind Bermuda Holdings Limited (“TBHL”), a joint venture controlled by Brookfield Corporation, our ultimate parent (the “TCF IX Disposition”). As of the closing date, TCF IX had revenue earning assets of $1.0 billion and total indebtedness of $0.8 billion. The proceeds from the sale, comprised of $243.7 million in cash and a $102.7 million promissory note, were distributed to Thanos Holdings Limited ("Parent"), and the gain of $67.6 million representing consideration received in excess of the carrying value of our equity interests was recorded as an increase to additional paid-in capital as the TCF IX Disposition is considered a transaction between entities under common control.

In 2025, we distributed our equity interest in Triton Container Finance VIII LLC ("TCF VIII"), a special purpose securitization subsidiary, to Parent, which subsequently contributed TCF VIII to TBHL (the “TCF VIII Distribution” and, together with the TCF IX Disposition, the “Managed Portfolio Transactions”).

Following the Managed Portfolio Transactions, we continue to manage the containers in the TCF VIII and TCF IX securitization portfolios, and receive management fees for these services.

Operations

Our consolidated operations include the acquisition, leasing, re-leasing and subsequent sale of multiple types of intermodal containers and chassis. As of September 30, 2026, our total fleet consisted of approximately 4.3 million containers and chassis, representing approximately 7.4 million TEU or 7.7 million cost equivalent units ("CEU"), including 1.9 million TEU of managed containers. We have an extensive global presence, offering leasing services through a worldwide network of local offices, and we utilize third-party container depots spread across over 40 countries to provide customers global access to our container fleet. Our primary customers include the world's largest container shipping lines.

The most important driver of profitability in our business is the extent to which leasing revenues, which are driven by our owned equipment fleet size, utilization and average lease rates, exceed our ownership and operating costs. Our profitability is also driven by the gains or losses we realize on the sale of used containers and the margins generated from trading new and used containers.

We lease four types of equipment: dry containers, refrigerated containers, special containers, and chassis. Our in-house equipment sales group manages the sale process for our used containers and chassis from our equipment leasing fleet and sells used and new containers and chassis acquired from third parties.

The following table summarizes the percentage of our equipment fleet in terms of units and CEU as of September 30, 2026:

Equipment Type	Percentage of total fleet in units(1)	Percentage of total fleet in CEU(1)
Dry	91.8%	77.2%
Refrigerated	4.0	16.7
Special	2.4	3.6
Chassis	0.5	1.6
Equipment leasing fleet	98.7%	99.1%
Equipment trading fleet	1.3	0.9
Total	100.0%	100.0%
(1)    Owned and managed equipment is included in the table above.

TEU and CEU are standard industry measures of fleet size and are used to measure the quantity of containers that make up our revenue earning assets. CEU is a ratio used to convert the actual number of containers in our fleet to a figure based on an estimate for the historical average relative purchase prices of our various equipment types to that of a 20-foot dry container. For example, the CEU ratio for a 40-foot high cube dry container is 1.70, and a 40-foot high cube refrigerated container is 7.50. These factors may differ slightly from CEU ratios used by others in the industry.

Operating Performance

Our operating performance was strong in the third quarter of 2026 and market conditions were favorable. Leasing demand strengthened during the quarter due to solid growth in containerized trade volumes and ongoing operational disruptions that have slowed vessel and container turn-times. These favorable market conditions contributed to higher utilization across our container fleet. Additionally, we recognized a $46.1 million gain during the third quarter on the Tank Sale.

Our average utilization increased to 98.7% in the third quarter of 2026 compared to 98.0% in the second quarter of 2026, and our ending utilization increased to 98.9% in the third quarter of 2026 compared to 98.5% in the second quarter of 2026. Our average and ending utilization were 97.9% and 97.6%, respectively, in the third quarter of 2025. Utilization is computed by dividing our total units on lease (in CEU) by the total units in our fleet (in CEU), excluding new units not yet leased and off-hire units designated for sale.

As of September 30, 2026, the net book value of our revenue earning assets was $7.9 billion, a decrease of $1.2 billion compared to December 31, 2025 and a decrease of $1.4 billion compared to September 30, 2025. On July 1, 2026, we completed the TCF IX Disposition, which reduced our revenue earning assets by $1.0 billion. Excluding the impact of the TCF IX Disposition, the net book value of our revenue earning assets decreased by $0.2 billion from December 31, 2025, primarily due to disposals, including $0.1 billion related to the Tank Sale, and depreciation expense, partially offset by new container investments.

Liquidity and Capital Resources

Our principal sources of liquidity are cash flows provided by operating activities, proceeds from the sale of our leasing equipment, borrowings under our debt facilities and proceeds from other financing activities. Our principal uses of cash include capital expenditures, debt service, and dividend payments.

For the trailing twelve months ended September 30, 2026, cash provided by operating activities, together with the proceeds from the sale of our leasing equipment, was $1,179.4 million, including operating cash flows of $25.2 million from leasing of equipment owned by TCF IX. In addition, as of September 30, 2026, we had $35.2 million of unrestricted cash and cash equivalents and $2,177.0 million of maximum borrowing capacity remaining under our existing credit facilities.

As of September 30, 2026, our cash commitments in the next twelve months are $346.4 million of scheduled principal payments on our existing debt facilities, and $708.4 million of committed but unpaid capital expenditures, primarily for the purchase of new equipment.

We believe that cash generated from operating activities, existing cash, proceeds from the sale of our leasing equipment, and availability under our credit facilities will be sufficient to meet our obligations over the next twelve months and beyond.

Capital Activity

In January 2026, we issued 7,000,000 Series G 7.500% Cumulative Redeemable Perpetual Preference Shares for aggregate net proceeds of $168.9 million.

During the three and nine months ended September 30, 2026, we paid dividends on preference shares of $19.1 million and $56.5 million, respectively, paid dividends to Parent of $135.2 million and $335.2 million, respectively, and made distributions to Parent of $346.5 million and $346.6 million, respectively. On July 1, 2026, as a result of the TCF IX Disposition, the Company recorded an increase to additional paid-in capital of $67.6 million for the excess of consideration received over the carrying value of net assets transferred as the TCF IX Disposition is considered a transaction between entities under common control.

For additional information on capital activity and dividends, refer to Note 4 - "Other Equity Matters" in the Notes to the Consolidated Financial Statements.

Debt Agreements

As of September 30, 2026, our outstanding indebtedness was comprised of the following (in millions):

	September 30, 2026
	Outstanding Borrowings	Maximum Borrowing Level
Secured Debt Financings
Securitization ("ABS") term instruments	$1,560.5	$1,560.5
Securitization warehouse	70.0	1,125.0
Total secured debt financings	1,630.5	2,685.5
Unsecured Debt Financings
Senior notes	1,800.0	1,800.0
Credit facility:
Revolving credit tranche	662.0	2,000.0
Term loan tranche	1,082.9	1,082.9
Commercial paper	216.0	—
Total unsecured debt financings	3,760.9	4,882.9
Total debt financings	5,391.4	7,568.4
Unamortized debt costs	(36.4)	—
Unamortized debt premiums & discounts	(3.7)	—
Debt, net of unamortized costs	$5,351.3	$7,568.4

The maximum borrowing levels depicted in the table above may not reflect the actual availability under all of the credit facilities. Certain of these facilities are governed by either borrowing bases or an unencumbered asset test that limits borrowing capacity. Based on those limitations, the availability under the securitization warehouse and the revolving credit tranche under the credit facility at September 30, 2026 was approximately $914.8 million.

As of September 30, 2026, we had a combined $4,806.0 million of total debt on facilities with fixed interest rates or floating interest rates that have been synthetically fixed through interest rate swap contracts. This accounts for 89.1% of our total debt.

For additional information on our debt, refer to Note 6 - "Debt" in the Notes to the Consolidated Financial Statements.

Debt Activity

On August 12, 2026, we amended and restated our existing credit facility, which consists of a revolving credit tranche and a term loan tranche. The amendment and restatement, among other things, extended the maturity date of the credit facility to August 12, 2031, decreased the term loan tranche of the credit facility by $394.6 million to $1,105.0 million and made certain changes to the definitions and clarified select covenants in the credit facility. The size of the $2,000.0 million revolving credit tranche of the credit facility remained unchanged by the amendment and restatement. The credit facility is subject to covenants customary for financings of this type, including financial covenants that require us to maintain a minimum ratio of unencumbered assets to certain financial indebtedness.

On July 1, 2026, the Company completed the TCF IX Disposition, resulting in a decrease in total indebtedness of approximately $807.0 million.

On May 13, 2026, we issued a series of securitization fixed-rate notes in the principal amount of $547.4 million at a weighted average interest rate of 5.29% and an expected maturity date of August 2035. The proceeds from this issuance were primarily used to repay borrowings under the revolving credit tranche of the credit facility.

On March 20, 2026, we established a commercial paper program to issue unsecured commercial paper notes up to a maximum aggregate face or principal of $2,000.0 million, with maturities up to 397 days from the date of issue. The net proceeds from issued notes are used for the refinancing of indebtedness, purchases of containers, dividends, or general corporate purposes. The revolving credit tranche of the credit facility serves as a liquidity backstop for the repayment of notes outstanding under the program. The notes rank equally with all other unsecured and unsubordinated debt. As of September 30, 2026, we had $216.0 million of notes outstanding under the program.

On January 21, 2026, we completed a $600.0 million senior unsecured investment grade notes offering. The notes offering has a contractual interest rate of 5.15% and maturity date of February 15, 2033.

We may, from time to time, seek to retire or purchase our outstanding debt through cash purchases and/or exchanges for debt, in open-market purchases, privately negotiated transactions, tender offers or otherwise. Such repurchases or exchanges, if any, may be funded from operating cash flows or other sources, will be on such terms and at prices as we may determine, and will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

Debt Covenants

We are subject to certain financial covenants related to leverage and interest coverage as defined in our debt agreements. Failure to comply with these covenants could result in a default under the related credit agreements and the acceleration of our outstanding debt if we were unable to obtain a waiver from the creditors. As of September 30, 2026, we were in compliance with all such covenants.

Credit Ratings

Our investment-grade corporate and long-term debt credit ratings enable us to lower our cost of funds and broaden our access to attractively priced capital. While a ratings downgrade, on its own, would not result in a default under any of our debt agreements, it could adversely affect our ability to issue debt and obtain new financings, or renew existing financings, and it would increase the cost of our financings. Additionally, under the terms of our senior notes and certain series of our preference shares, certain ratings downgrades following the announcement or occurrence of a change of control, as more fully described in the relevant agreements governing those instruments, could give holders of those instruments certain redemption or conversion rights. Our Long-Term Debt and Corporate Rating of BBB- from Fitch Ratings and BBB from S&P Global Ratings remained unchanged in the third quarter of 2026. Our Short-Term Issuer Ratings of F3 from Fitch Ratings and A2 from S&P Global Ratings remained unchanged in the third quarter of 2026.

Cash Flow

The following table sets forth certain cash flow information for the periods presented (in thousands):

	Nine Months Ended September 30,
	2026	2025	Variance
Net cash provided by (used in) operating activities	$642,837	$723,937	$(81,100)
Net cash provided by (used in) investing activities	$229,608	$(818,423)	$1,048,031
Net cash provided by (used in) financing activities	$(891,294)	$91,253	$(982,547)

Operating Activities

Net cash provided by operating activities decreased by $81.1 million to $642.8 million for the nine months ended September 30, 2026, compared to $723.9 million in the same period in 2025, primarily due to lower profitability, reflecting lower average per diem rates on lease contracts, and a reduction in our revenue earning assets due to the Managed Portfolio Transactions completed in 2025 and 2026.

Investing Activities

Net cash provided by investing activities was $229.6 million for the nine months ended September 30, 2026 compared to net cash used in investing activities of $818.4 million for the same period in 2025, a change of $1,048.0 million. In the nine month period ended September 30, 2026, we received $158.8 million, net of selling costs, from the Tank Sale and $194.9 million from the TCF IX Disposition, whereas for the same period in 2025, we used $743.7 million to acquire assets in connection with our acquisition of Global Container International LLC ("GCI"), a Bermuda-domiciled container leasing company (the "GCI Acquisition"). Partially offsetting the cash provided by investing activities was an increase in the cash used in the purchase of leasing equipment of $53.6 million primarily due to an increase in container demand.

Financing Activities

Net cash used in financing activities was $891.3 million for the nine months ended September 30, 2026 compared to net cash provided by financing activities of $91.3 million for the same period in 2025, a change of $982.5 million. The change was primarily due to net debt payments in the nine months ended September 30, 2026 compared to net debt borrowings in the same period in the prior year. In addition, distributions to Parent increased in the nine months ended September 30, 2026 compared to the same period last year.

Operating Results

The following table presents our comparative operating results (in thousands):

	Three Months Ended September 30,
	2026	2025	Variance
Revenues:
Operating lease revenues	$254,465	$297,717	$(43,252)
Sales-type lease revenues	22,210	29,754	(7,544)
Management fee revenues	9,106	6,367	2,739
Total revenues	285,781	333,838	(48,057)

Equipment trading revenues	25,443	16,943	8,500
Equipment trading expenses	(23,868)	(16,297)	(7,571)
Trading margin	1,575	646	929

Net gain (loss) on sale of leasing equipment	48,789	3,167	45,622

Operating expenses:
Depreciation and amortization	77,994	89,233	(11,239)
Direct operating expenses	14,268	15,765	(1,497)
Administrative expenses	26,682	31,426	(4,744)
Provision (reversal) for doubtful accounts	151	(2)	153
Total operating expenses	119,095	136,422	(17,327)
Operating income (loss)	217,050	201,229	15,821
Other (income) expenses:
Interest and debt expense	55,566	69,860	(14,294)
Other (income) expense, net	207	267	(60)
Total other (income) expenses	55,773	70,127	(14,354)
Income (loss) before income taxes	161,277	131,102	30,175
Income tax expense (benefit)	$20,517	$13,773	$6,744
Net income (loss)	140,760	117,329	23,431
Less: dividends on preferred shares	19,169	15,888	3,281
Net income (loss) attributable to common shareholder	$121,591	$101,441	$20,150

Comparison of the Three Months Ended September 30, 2026 and 2025
Leasing revenues.    Per diem revenues represent revenues earned under operating lease contracts. Fee and ancillary lease revenues represent fees billed for the pick-up and drop-off of containers in certain geographic locations and billings of certain reimbursable operating costs such as repair and handling expenses. Sales-type lease revenues represent interest income earned on equipment leases accounted for as sales-type leases. Management fee revenues represent revenues earned from managing containers owned by others. The following table summarizes our leasing revenues for the periods indicated below (in thousands):

	Three Months Ended September 30,
	2026	2025	Variance
Revenues
Operating leases:
Per diem revenues	$241,402	$281,817	$(40,415)
Fee and ancillary revenues	13,063	15,900	(2,837)
Total operating lease revenues	254,465	297,717	(43,252)
Sales-type lease revenues	22,210	29,754	(7,544)
Management fee revenues	9,106	6,367	2,739
Total revenues	$285,781	$333,838	$(48,057)

Total leasing revenues were $285.8 million for the three months ended September 30, 2026 compared to $333.8 million in the same period in 2025, a decrease of $48.0 million.

Per diem revenues were $241.4 million for the three months ended September 30, 2026 compared to $281.8 million in the same period in 2025, a decrease of $40.4 million. The primary reasons for the decrease were as follows:
•$27.8 million decrease related to the TCF IX Disposition and the Tank Sale;
•$14.7 million decrease due to lower average lease rates as a result of lease transactions at lower rates than the portfolio average; partially offset by
•$2.0 million increase due to an increase in the average number of containers on-hire of approximately 0.1 million CEU.

Fee and ancillary lease revenues were $13.1 million for the three months ended September 30, 2026 compared to $15.9 million in the same period in 2025, a decrease of $2.8 million. The primary reasons for the decrease were as follows:
•$1.4 million decrease in repair revenue as a result of lower volume of redeliveries;
•$0.6 million decrease in fee revenue; and
•$0.5 million decrease related to the Tank Sale.

Sales-type lease revenues were $22.2 million for the three months ended September 30, 2026 compared to $29.8 million in the same period in 2025, a decrease of $7.6 million. The decrease was primarily due to the TCF IX Disposition and runoff of the existing portfolio, partially offset by the additions of new sales-type leases.

Management fee revenues were $9.1 million for the three months ended September 30, 2026 compared to $6.3 million in the same period in 2025, an increase of $2.8 million. The increase was primarily due to an increase in the number of containers under management following the TCF IX Disposition.

Net gain (loss) on sale of leasing equipment.    Gain on sale of leasing equipment was $48.8 million for the three months ended September 30, 2026 compared to $3.2 million in the same period in 2025, an increase of $45.6 million. The increase was primarily due to a $46.1 million gain on the Tank Sale. Excluding the Tank Sale, gain on sale decreased by $0.5 million due to an increase in selling costs, partially offset by an increase in selling prices and sales volume.

Depreciation and amortization.    Depreciation and amortization was $78.0 million for the three months ended September 30, 2026 compared to $89.2 million in the same period in 2025, a decrease of $11.2 million. The primary reasons for the decrease were as follows:
•$11.9 million decrease related to the TCF IX Disposition and the Tank Sale;
•$4.2 million decrease due to an increase in the number of containers that have become fully depreciated or reclassified to assets held for sale; partially offset by
•$5.2 million increase due to new production units placed on-hire.

Direct operating expenses.    Direct operating expenses primarily consist of our costs to repair equipment returned off lease, store equipment when it is not on lease and reposition equipment from locations with weak leasing demand. Direct operating expenses were $14.3 million for the three months ended September 30, 2026 compared to $15.8 million in the same period in 2025, a decrease of $1.5 million. The primary reasons for the decrease were as follows:
•$1.1 million decrease in storage expense primarily due to a decrease in the number of idle units; and
•$0.4 million decrease primarily due to a decrease in repair costs related to the Tank Sale.

Administrative expenses.    Administrative expenses were $26.7 million for the three months ended September 30, 2026 compared to $31.4 million in the same period in 2025, a decrease of $4.7 million primarily due to incentive and other compensation costs incurred in the prior year which did not reoccur.

Interest and debt expense.    Interest and debt expense was $55.6 million for the three months ended September 30, 2026 compared to $69.9 million in the same period in 2025, a decrease of $14.3 million primarily due to a decrease in the average daily balance as a result of the TCF IX Disposition.

Income tax expense (benefit). Income tax expense was $20.5 million for the three months ended September 30, 2026 compared to $13.8 million in the same period in 2025, an increase of $6.7 million. The Company's effective tax rate was 12.7% for the three months ended September 30, 2026 compared to 10.5% in the same period in 2025. The increases in income tax expense and the effective tax rate were primarily due to U.S. tax expense associated with the gain on the Tank Sale.

The following table presents our comparative operating results (in thousands):

	Nine Months Ended September 30,
	2026	2025	Variance
Revenues:
Operating lease revenues	$810,755	$930,877	$(120,122)
Sales-type lease revenues	78,616	82,467	(3,851)
Management fee revenues	20,700	13,412	7,288
Total revenues	910,071	1,026,756	(116,685)

Equipment trading revenues	66,299	45,269	21,030
Equipment trading expenses	(63,672)	(43,275)	(20,397)
Trading margin	2,627	1,994	633

Net gain (loss) on sale of leasing equipment	49,368	21,722	27,646

Operating expenses:
Depreciation and amortization	254,506	296,961	(42,455)
Direct operating expenses	48,796	45,348	3,448
Administrative expenses	79,143	79,839	(696)
Provision (reversal) for doubtful accounts	895	2,504	(1,609)
Total operating expenses	383,340	424,652	(41,312)
Operating income (loss)	578,726	625,820	(47,094)
Other (income) expenses:
Interest and debt expense	185,081	196,880	(11,799)
Other (income) expense, net	5	(5)	10
Total other (income) expenses	185,086	196,875	(11,789)
Income (loss) before income taxes	393,640	428,945	(35,305)
Income tax expense (benefit)	$40,772	$41,119	$(347)
Net income (loss)	352,868	387,826	(34,958)
Less: dividends on preferred shares	56,522	46,520	10,002
Net income (loss) attributable to common shareholder	$296,346	$341,306	$(44,960)

Comparison of the Nine Months Ended September 30, 2026 and 2025

Leasing revenues.    Per diem revenues represent revenues earned under operating lease contracts. Fee and ancillary lease revenues represent fees billed for the pick-up and drop-off of containers in certain geographic locations and billings of certain reimbursable operating costs such as repair and handling expenses. Sales-type lease revenues represent interest income earned on equipment leases accounted for as sales-type leases. Management fee revenues represent revenues earned from managing containers owned by others. The following table summarizes our leasing revenues for the periods indicated below (in thousands):

	Nine Months Ended September 30,
	2026	2025	Variance
Revenues
Operating leases:
Per diem revenues	$767,567	$884,316	$(116,749)
Fee and ancillary revenues	43,188	46,561	(3,373)
Total operating lease revenues	810,755	930,877	(120,122)
Sales-type lease revenues	78,616	82,467	(3,851)
Management fee revenues	20,700	13,412	7,288
Total revenues	$910,071	$1,026,756	$(116,685)

Total leasing revenues were $910.1 million for the nine months ended September 30, 2026 compared to $1,026.8 million in the same period in 2025, a decrease of $116.7 million.
Per diem revenues were $767.6 million for the nine months ended September 30, 2026 compared to $884.3 million in the same period in 2025, a decrease of $116.7 million. The primary reasons for the decrease were as follows:
•$99.0 million decrease due to a decrease in fleet size as a result of the disposition of assets in the Managed Portfolio Transactions;
•$28.2 million decrease due to lower average lease rates as a result of lease extension transactions at lower rates than the portfolio average; and
•$16.9 million decrease due to a decrease in the average number of containers on-hire of approximately 0.1 million CEU; partially offset by
•$30.9 million increase in connection with the GCI Acquisition.

Fee and ancillary lease revenues were $43.2 million for the nine months ended September 30, 2026 compared to $46.6 million in the same period in 2025, a decrease of $3.4 million. The primary reasons for the decrease were as follows:
•$2.2 million decrease related to the Managed Portfolio Transactions; and
•$1.2 million decrease in fee revenue as a result of less repositioning activity for which we receive fees from customers.

Sales-type lease revenues were $78.6 million for the nine months ended September 30, 2026 compared to $82.5 million in the same period in 2025, a decrease of $3.9 million. The decrease was primarily due to the runoff of the existing portfolio and the TCF IX Disposition, partially offset by an increase in interest income related to the GCI Acquisition.

Management fee revenues were $20.7 million for the nine months ended September 30, 2026 compared to $13.4 million in the same period in 2025, an increase of $7.3 million. The increase was primarily driven by the addition of containers under management following the Managed Portfolio Transactions.

Net gain (loss) on sale of leasing equipment.    Gain on sale of leasing equipment was $49.4 million for the nine months ended September 30, 2026 compared to $21.7 million in the same period in 2025, an increase of $27.7 million. The increase was primarily due to a $46.1 million gain on the Tank Sale. Excluding the Tank Sale, gain on sale decreased by $18.4 million primarily due to a decrease in selling prices and an increase in selling costs, partially offset by an increase in sales volume.

Depreciation and amortization.    Depreciation and amortization was $254.5 million for the nine months ended September 30, 2026 compared to $297.0 million in the same period in 2025, a decrease of $42.5 million. Effective January 1, 2025, we decreased the residual value of our refrigerated containers, which resulted in a one-time charge of $22.8 million in the first quarter of 2025 that did not reoccur in 2026. The primary reasons for the remaining net decrease were as follows:
•$34.9 million decrease related to the Managed Portfolio Transactions; and

•$12.9 million decrease due to an increase in the number of containers that have become fully depreciated or reclassified to assets held for sale; partially offset by
•$19.7 million increase related to containers acquired in the GCI Acquisition; and
•$11.3 million increase due to new production units placed on-hire.

Direct operating expenses.    Direct operating expenses primarily consist of our costs to repair equipment returned off lease, store equipment when it is not on lease and reposition equipment from locations with weak leasing demand. Direct operating expenses were $48.8 million for the nine months ended September 30, 2026 compared to $45.3 million in the same period in 2025, an increase of $3.5 million. The primary reasons for the increase were as follows:
•$5.0 million increase in storage expense primarily due to an increase in the number of idle units; and
•$1.3 million increase in positioning and handling costs due to a higher volume of net pick-up activity; partially offset by
•$2.7 million decrease related to a decrease in fleet size as a result of the Managed Portfolio Transactions.

Provision (reversal) for doubtful accounts. Provision for doubtful accounts was $0.9 million for the nine months ended September 30, 2026 compared to $2.5 million in the same period in 2025. The decrease was primarily due to a customer reserve recognized in the prior year period that did not reoccur in 2026.

Interest and debt expense.    Interest and debt expense was $185.1 million for the nine months ended September 30, 2026 compared to $196.9 million in the same period in 2025, a decrease of $11.8 million due to lower average daily balance primarily as a result of the Managed Portfolio Transactions, partially offset by a higher effective interest rate due to the maturity of lower interest fixed-rate debt which was repaid with higher variable-rate debt borrowings.

Income tax expense (benefit). Income tax expense was $40.8 million for the nine months ended September 30, 2026 compared to $41.1 million in the same period in 2025, a decrease of $0.3 million. The Company's effective tax rate was 10.4% for the nine months ended September 30, 2026 compared to 9.6% in the same period in 2025. The decrease in tax expense was driven by lower pretax income largely offset by the increase in the effective tax rate. The higher rate was primarily driven by U.S. tax expense associated with the gain on the Tank Sale, partially offset by tax benefits related to the purchase of energy credits recorded in the first quarter of 2026.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss to future earnings, values or cash flows that may result from changes in the price of a financial instrument. The fair value of a financial instrument, derivative or non-derivative, might change as a result of changes in interest rates, exchange rates, commodity prices, equity prices and other market changes. We have operations internationally and we are exposed to market risks in the ordinary course of our business. These risks include interest rate and foreign currency exchange rate risks.

Interest Rate Risk

We enter into derivative agreements to fix the interest rates on a portion of our floating-rate debt. We assess and manage the external and internal risk associated with these derivative instruments in accordance with our overall operating goals. External risk is defined as those risks outside of our direct control, including counterparty credit risk, liquidity risk, systemic risk and legal risk. Internal risk relates to those operational risks within the management oversight structure and include actions taken in contravention of our policies.

The primary external risk of our derivative agreements is counterparty credit exposure, which is defined as the ability of a counterparty to perform its financial obligations under the agreement. All of our derivative agreements are with highly-rated financial institutions. Credit exposures are measured based on counterparty credit risks and the market value of outstanding derivative instruments.

As of September 30, 2026, we had derivative agreements in place to fix interest rates on a portion of our borrowings under debt facilities with floating interest rates as summarized below:

Derivatives	Notional Amount (in millions)	Weighted Average Fixed Leg (Pay) Interest Rate	Weighted Average Remaining Term
Interest Rate Swap(1)	$1,445.5	2.45%	4.2 years
(1)    Excludes certain interest rate swaps with an effective date in a future period ("forward starting swaps"). Including these instruments will increase total notional amount by $300.0 million and increase the weighted average remaining term to 5.3 years.

Our derivative agreements are designated as cash flow hedges for accounting purposes. Any unrealized gains or losses related to the changes in fair value are recognized in accumulated other comprehensive income and reclassified to interest and debt expense as they are realized.

Approximately 89.1% of our debt is either fixed or hedged using derivative instruments which helps mitigate the impact of changes in short-term interest rates. A 100 basis point increase in the interest rates (SOFR) on our unhedged debt would result in an increase of approximately $6.8 million in interest expense over the next 12 months.

Foreign currency exchange rate risk

The U.S. dollar is the operating currency for the large majority of our leases and obligations, and most of our revenues and expenses are denominated in U.S. dollars. However, we pay our non-U.S. staff in local currencies, and a portion of our direct operating expenses and disposal transactions for our older containers are denominated in foreign currencies. Due to the relatively small portion of our business that is exposed to foreign currency fluctuations, the impact is de minimis. We record realized and unrealized foreign currency exchange gains and losses in Administrative expenses in the Consolidated Statements of Operations as a result of fluctuations in exchange rates related to our Euro and Pound Sterling transactions and our foreign denominated assets and liabilities.

Net foreign exchange gains and losses were immaterial for the three and nine months ended September 30, 2026 and three months ended September 30, 2025. We had net foreign exchange gains of $0.8 million for the nine months ended September 30, 2025.

PART II - OTHER INFORMATION

Risk Factors

Our business is subject to numerous risks. In addition to the other information set forth in this Quarterly Report on Form 6-K, you should carefully consider the factors discussed under Item 3.D, “Risk Factors” in our 2025 Annual Report on Form 20-F, as supplemented and updated by the risk factors below. These factors could materially adversely affect our business, financial condition, results of operations and cash flows, and could cause our actual results to differ materially from our historical results or the results contemplated by any forward-looking statements contained in this Quarterly Report on Form 6-K.

International conflicts may negatively impact international trade and our business.

Given the nature of our and our customers’ business and global operations, political, economic and other conditions in major regions, including geopolitical conflicts, may adversely affect us. For example, the ongoing war between Russia and Ukraine has resulted in economic and trade disruptions, significant stress on the global economy, as well as a significant humanitarian crisis. The conflict has led the United States, along with other nations and international organizations, to impose sweeping economic sanctions on Russia, its allies, and associated individuals, banks, and corporations. Additionally, it has prompted port restrictions on Russian vessels and decisions by several major ocean carriers to suspend services to Russia and modify certain shipping routes. In addition, attacks on shipping vessels in the Red Sea have disrupted trade routes in the region, and although many carriers have begun resuming transits through the Suez Canal, volumes remain below pre-disruption levels and it remains uncertain whether normal vessel routing will be sustained. Furthermore, armed conflict involving Iran has further disrupted shipping routes in the Middle East, including through the Strait of Hormuz, and the duration and impact of such disruptions remain uncertain.

While we do not have any employees or Company facilities in any of these major conflict areas, the extent and duration of military conflicts, resulting sanctions, embargoes, regional instability, shipping bans or disruptions, increased cybersecurity risks, escalation of hostilities and the effects of the conflicts on our customers and the global economy, including increased on-shoring and near-shoring, reduced global trade, heightened inflation and any other related economic or market disruptions, are impossible to predict, but could be substantial, particularly if they persist for an extended period of time or if geopolitical tensions result in expanded military conflict. These factors may negatively impact our business and results of operations.

Incorporation by Reference

This Quarterly Report and the related exhibits are hereby incorporated by reference into the registration statements of the Company on Forms F-3 (File Nos. 333-283474 and 333-291561) (the “Registration Statements”), as such Registration Statements may be amended from time to time.

Exhibits

Exhibit No.	Description

101.INS	Inline XBRL Instance Document - the instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Instance Extension Schema
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Inline XBRL Data (formatted as Inline XBRL and contained in Exhibit 101)
* Filed herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRITON INTERNATIONAL LIMITED
	By:	/s/ BRIAN M. SONDEY
Date: November 6, 2026		Brian M. Sondey Executive Chairman of the Board of Directors